                                                               Exhibit (a)(5)(D)


               IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE
                          IN AND FOR NEW CASTLE COUNTY


CHARLES SMITH,                                  )   Civil Action No. 15176
                                                )
          Plaintiff,                            )
                                                )
     v.                                         )
                                                )
ROBERT J. MCGOVERN, JAMES A. THOLEN, PETER J.   )
BARRIS, DAVID C. WETMORE, GARY C. BUTLER,       )
CAREERBUILDER, INC., KNIGHT RIDDER, INC.        )
AND TRIBUNE COMPANY,                            )
                                                )
          Defendants.                           )
                                                )

                                   COMPLAINT

          Plaintiff, Charles Smith, by his attorneys, alleges upon information and belief, except as to paragraph 1 which is alleged upon personal knowledge, as follows:

                                  THE PARTIES
                                  -----------

          1. Plaintiff Charles Smith ("plaintiff") is the owner of common stock of CareerBuilder, Inc. ("CareerBuilder" or the "Company") and has been the owner of such shares continuously since prior to the wrongs complained of herein.

          2. Defendant CareerBuilder is a corporation duly existing and organized under the laws of the State of Delaware, with its principal executive offices located at 19780 Parkridge Blvd., Suite 200, Reston, Virginia. The Company provides online recruitment offerings for employers and job seekers. The Company provides employers with the ability to advertise job openings and manage their online recruiting efforts on a network of integrated Internet sites. The Company also provides job seekers with the tools to find, explore, evaluate, and compare job opportunities.

          3. Defendant Knight Ridder, Inc. ("Knight Ridder") is a Florida corporation headquartered in San Jose, California. Knight Ridder is the nation's second largest newspaper publisher, and offers products in print and online. Knight Ridder also has an Internet subsidiary that offers a variety of online services.

          4. Defendant Tribune Company ("Tribune") is a Delaware corporation headquartered in Chicago, Illinois. Tribune is a leading media company with businesses in 23 major U.S. markets. Its operations include television and radio broadcasting, publishing and various Internet services.

          5. Defendant Robert J. McGovern ("McGovern") is and at all times relevant hereto has been President, Chief Executive Officer, and Chairman of the Board of CareerBuilder. McGovern beneficially owns approximately 14% of the outstanding shares of the Company.

          6. Defendant James A. Tholen ("Tholen") is and at all times relevant hereto has been senior vice-president, Chief Financial Officer and a director of CareerBuilder.

          7. Defendant Peter J. Barris ("Barris") is and at all times relevant hereto has been a director of CareerBuilder. Barris beneficially owns approximately 17% of the outstanding shares of the Company.

          8. Defendants David C. Wetmore and Gary C. Butler are and at all times relevant hereto have been directors of CareerBuilder.

          9. The defendants referred to in paragraphs 5 through 8 are collectively referred to herein as the "Individual Defendants."

          10. By reason of the above Individual Defendants' positions with the Company as officers and/or directors, said individuals are in a fiduciary relationship with plaintiff and the other public stockholders of CareerBuilder, and owe plaintiff and the other members of the class the highest obligations of good faith, fair dealing, due care, loyalty and full, candid and adequate disclosure.

                            CLASS ACTION ALLEGATIONS
                            ------------------------

          11. Plaintiff brings this action on his own behalf and as a class action, pursuant to Rule 23 of the Rules of the Court of Chancery, on behalf of himself and holders of CareerBuilder common stock (the "Class"). Excluded from the Class are defendants herein and any person, firm, trust, corporation or other entity related to or affiliated with any of the defendants.

          12.  This action is properly maintainable as a class action.

          13. The Class is so numerous that joinder of all members is impracticable. As of July 24, 2000, there were approximately 23.8 million shares of CareerBuilder common stock outstanding.

          14. There are questions of law and fact which are common to the Class including, inter alia, the following:

               (a)  whether the offer is grossly unfair to the Class;

               (b) whether plaintiff and the other members of the Class would be irreparably damaged were the transactions complained of herein consummated; and

               (c) whether defendants have breached their fiduciary and other common law duties owed by them to plaintiff and the other members of the Class.

          15. Plaintiff is committed to prosecuting this action and has retained competent counsel experienced in litigation of this nature. Plaintiff's claims are typical of the claims of the other members of the Class and plaintiff has the same interests as the other members of the Class. Accordingly, plaintiff is an adequate representative of the Class and will fairly and adequately protect the interests of the Class.

          16. The prosecution of separate actions by individual members of the Class would create the risk of inconsistent or varying adjudications with respect to individual members of the Class which would establish incompatible standards of conduct for defendants, or adjudications with respect to individual members of the Class which would as a practical matter be dispositive of the interests of the other members not parties to the adjudications or substantially impair or impede their ability to protect their interests.

          17. Defendants have acted on grounds generally applicable to the Class with respect to the matters complained of herein, thereby making appropriate the relief sought herein with respect to the Class as a whole.

                            SUBSTANTIVE ALLEGATIONS
                            -----------------------

          18. On July 17, 2000, Knight Ridder and Tribune Company, two of the nation's leading media companies, announced that they have agreed to acquire CareerBuilder for $8.00 per share in cash.

          19. Pursuant to the Agreement and Plan of Merger dated as of July 16, 2000 (the "Merger Agreement"), a company jointly-owned and financed by Tribune and KnightRidder.com will make a cash tender offer for all outstanding shares of CareerBuilder common stock at $8.00 per share in cash (the "Tender Offer"). The aggregate consideration in the transaction is expected to be approximately $200 million.

          20. The Tender Offer is expected to commence by July 25, 2000 and will be followed by a second step merger in which shares not tendered will be converted into the right to receive the same $8.00 per share in cash. Holders of approximately 44% of the outstanding shares of CareerBuilder have agreed to tender their shares in the Tender Offer and to vote their shares in favor of the Merger Agreement and against any other transaction.

          21. Moreover, defendant McGovern and James Winchester ("Winchester"), the Company's Chief Technology Officer will be permitted to make a substantial investment in the surviving company when the transaction is completed, providing them with an opportunity to continue to benefit from CareerBuilder's future growth.

          22. The merger consideration to be paid to Class members is unconscionable, unfair and grossly inadequate because, among other things:

               (a) the consideration agreed upon did not result from an appropriate confederation of the value of CareerBuilder as the Individual Defendants were presented with, and asked to evaluate, the proposed merger without any attempt to sufficiently ascertain the true value of CareerBuilder through open bidding or a "market check" mechanism; and

               (b) CareerBuilder shares were trading at $7.75 as recently as January 6, 2000 and in excess of the offer price, at $9.25, on October 11, 1999.

          23. The Individual Defendants have thus far failed to announce any active auction or open bidding procedures best calculated to maximize shareholder value and have, instead, agreed to the merger which will only serve to inhibit the maximization of shareholder value.

          24.  The Individual Defendants were and are under a duty:

               (a) to fully inform themselves of CareerBuilder's market value before taking, or agreeing to refrain from taking, action;

               (b)  to act in the interests of the equity owners;

               (c)  to maximize shareholder value;

               (d) to obtain the best financial and other terms when the Company's independent existence will be materially altered by a transaction;

               (e) to act in accordance with their fundamental duties of due care and loyalty.

          25. By the acts, transactions and courses of conduct alleged herein, defendants, individually and as part of a common plan and scheme or in breach of their fiduciary duties to plaintiff and the other members of the Class, are attempting unfairly to deprive plaintiff and other members of the Class of the true value of their investment in CareerBuilder.

          26. CareerBuilder shareholders will, if the transaction is consummated, be deprived of the opportunity for substantial gains which the Company may realize.

          27. Defendants Knight Ridder and Tribune knowingly aided and abetted the breaches of fiduciary duty by offering McGovern and Winchester the chance to continue their equity interest in the successor company so that Tribune and Knight Ridder could purchase the Company at the lowest possible price.

          28. As a result of the actions of defendants, plaintiff and the other members of the Class have been and will be damaged in that they have not and will not receive their fair proportion of the value of CareerBuilder's assets and businesses and will be prevented from obtaining appropriate consideration for their shares of CareerBuilder common stock.

     29. Unless enjoined by this Court, the defendants will continue to breach their fiduciary duties owed to plaintiff and the other members of the Class, and may consummate the proposed transaction which will exclude the Class from its fair proportionate share of CareerBuilder's valuable assets and businesses, and/or benefit them in the unfair manner complained of herein, all to the irreparable harm of the Class, as aforesaid.

     30.  Plaintiff and the Class have no adequate remedy at law.

     WHEREFORE, plaintiff demands judgment and preliminary and permanent relief, including injunctive relief, in favor and in favor of the Class and against defendants as follows:

     1.  Declaring that this action is properly maintainable as a class action;

     2. Declaring and decreeing that the Merger Agreement was entered into in breach of the fiduciary duties of the Individual Defendants and is therefore unlawful and unenforceable;

     3.  Enjoining defendants from proceeding with the Merger Agreement;

     4. Enjoining defendants from consummating the merger, or a business combination with a third party, unless and until the Company adopts and implements a procedure or process, such as an auction, to obtain the highest possible price for the Company;

     5. Directing the Individual Defendants to exercise their fiduciary duties to obtain a transaction which is in the best interests of shareholders until the process for the sale or auction of the Company is completed and the highest possible price is obtained;

     6.  To the extent the Merger is implemented, rescinding it;

     7.  Awarding plaintiff and the Class appropriate damages;

     8. Awarding plaintiff the costs and disbursements of this action, including reasonable attorneys' and experts, fees;

     9. Granting such other and further relief as this Court may deem just and proper.

                                       ROSENTHAL, MONHAIT, GROSS
                                         & GODDESS, P.A.



                                       By: /s/ Norman M. Monhait
                                           -------------------------------
                                       Norman M. Monhait
                                       Suite 1401, Mellon Bank Center
                                       919 Market Street
                                       Wilmington, DE 19899
                                       (302) 656-4433
                                       Attorneys for Plaintiff

OF COUNSEL:

SCHIFFRIN & BARROWAY, LLP
Marc A. Topaz
Patricia C. Weiser
Three Bala Plaza East
Suite 400
Bala Cynwyd, PA 19004
(610) 667-7706

CAULEY & GELLER, LLP
Paul J. Geller, Esquire
One Boca Place
Suite 421A, 2255 Glades Road
Boca Raton, Florida 33431
(561) 750-3000

July 25, 2000